UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SAVVIS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

3% Convertible Senior Notes due May 15, 2012

(Title of Class of Securities)

805423AA8

(CUSIP Number of Class of Securities)

Stacey W. Goff

c/o CenturyLink, Inc.

100 CenturyLink Drive

Monroe, Louisiana 71203

(318) 388-9000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copy to:

Kenneth J. Najder

Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.

201 St. Charles Avenue

Suite 5100

New Orleans, Louisiana 70170-5100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,133,000	$364

*	For the purpose of calculating the filing fee only, this amount represents the maximum aggregate purchase price payable in connection with a repurchase of the 3% Convertible Senior Notes due May 15, 2012 (the “Notes”) upon a Change in Control of Savvis, Inc., pursuant to the indenture governing the Notes, calculated as the sum of (a) $3,106,000, representing 100% of the aggregate principal amount of the Notes outstanding, plus (b) $27,000, representing accrued and unpaid interest on the Notes to, but not including, August 29, 2011.
**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $116.10 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

Pursuant to and subject to the terms and conditions of the Indenture (the “Indenture”), dated as of May 9, 2007, between SAVVIS, Inc., a Delaware corporation (the “Company,” “we,” “us” and “our”), and The Bank of New York Mellon, as trustee (the “Trustee”), relating to the Company’s 3% Convertible Senior Notes due May 15, 2012 (the “Notes”), this Tender Offer Statement on Schedule TO is filed with the Securities and Exchange Commission by the Company with respect to the right of each holder of the Notes (the “Repurchase Right”) to require the Company to repurchase for cash any and all of the Notes at a price of $1,000 per $1,000 in principal amount tendered, plus accrued and unpaid interest to, but excluding, the repurchase date, pursuant to the terms and conditions of the Indenture, the Notes and the Notice of Change in Control and Offer to Purchase, dated July 28, 2011 (as it may be amended and supplemented from time to time, the “Offer to Purchase”), attached hereto as Exhibit (a)(1)(A).

Holders may tender their Notes until 5:00 p.m., New York City time, on August 26, 2011.

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All capitalized terms used but not specifically defined in this Schedule TO have the meanings given to such terms in the Offer to Purchase.

Items 1 through 9.

The Company is the issuer of the Notes. As previously disclosed in a notice dated May 26, 2011, furnished to holders of the Notes, on April 26, 2011, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, CenturyLink, Inc., a Louisiana corporation (“CenturyLink”), and Mimi Acquisition Company, a Delaware corporation and wholly owned subsidiary of CenturyLink (“Merger Sub”), pursuant to which on July 15, 2011, Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and as a wholly-owned subsidiary of CenturyLink (the “Merger”). As a result of the Merger, a Change in Control of the Company under the Indenture has occurred, and each holder of the Notes has the Repurchase Right described above. The address of the Company’s principal executive offices is 1 Savvis Parkway, Town & Country, Missouri 63017, and its telephone number is (314) 628-7000. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Offer to Purchase is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

(a) The Company does not believe that its financial condition is material to a holder’s decision whether to exercise its Repurchase Right because, among other reasons, the consideration offered consists solely of cash, the Repurchase Right is not subject to any financing condition and the offer is for all outstanding Notes. In addition, CenturyLink is a public reporting company that files reports electronically with the Securities and Exchange Commission.

(b) Not applicable.

Item 11. Additional Information.

(a) Not applicable.

(b) The information set forth in the Offer to Purchase is incorporated by reference into this Schedule TO.

Item 12. Exhibits.

(a)(1)(A)*	Notice of Change in Control and Offer to Purchase, dated July 28, 2011.

(a)(1)(B)*	Press release, dated July 28, 2011.

(b)	Not applicable.

(d)(1)	Indenture, dated as of May 9, 2007, between Savvis, Inc. and The Bank of New York, as trustee, and a description of the material terms thereof, are hereby incorporated by reference from the Company’s Current Report on Form 8-K, filed on May 10, 2007 and Exhibit 4.1 attached thereto.

(d)(2)*	First Supplemental Indenture, dated as of July 27, 2011, among Savvis, Inc., CenturyLink, Inc. and The Bank of New York Mellon, as trustee.

(d)(3)	Agreement and Plan of Merger, dated April 26, 2011, by and among CenturyLink , Inc., Mimi Acquisition Company and Savvis, Inc., and a description of the material terms thereof, are hereby incorporated by reference from the Company’s Current Report on Form 8-K, filed on April 28, 2011 and Exhibit 2.1 attached thereto.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2011	SAVVIS, INC.

	By:	/S/ STACEY W. GOFF
Stacey W. Goff
Executive Vice President

Exhibit Index

(a)(1)(A)*	Notice of Change in Control and Offer to Purchase, dated July 28, 2011.

(a)(1)(B)*	Press release, dated July 28, 2011.

(b)	Not applicable.

(d)(1)	Indenture, dated as of May 9, 2007, between Savvis, Inc. and The Bank of New York, as trustee, and a description of the material terms thereof, are hereby incorporated by reference from the Company’s Current Report on Form 8-K, filed on May 10, 2007 and Exhibit 4.1 attached thereto.

(d)(2)*	First Supplemental Indenture, dated as of July 27, 2011, among Savvis, Inc., CenturyLink, Inc. and The Bank of New York Mellon, as trustee.

(d)(3)	Agreement and Plan of Merger, dated April 26, 2011, by and among CenturyLink, Inc., Mimi Acquisition Company and Savvis, Inc., and a description of the material terms thereof, are hereby incorporated by reference from the Company’s Current Report on Form 8-K, filed on April 28, 2011 and Exhibit 2.1 attached thereto.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.